Exhibit 99.1

Americas Silver Recommences Regular Operations at the Galena Complex

TORONTO--(BUSINESS WIRE)--June 28, 2018--Americas Silver Corporation (TSX: USA) (NYSE “American”: USAS) (“Americas Silver” or the “Company”) is providing an update of the recent hoist-related issue at its 100%-owned Galena Complex in Wallace, Idaho.

Following the press release dated June 14, 2018, the Company is pleased to announce it has completed the necessary repairs on the No. 3 hoist brake mechanism and has restarted the No. 3 shaft. These repairs were associated with the mechanical failure on the brake mechanism which occurred during the evening of June 11, 2018. Shaft crews have completed the inspection of the shaft and no issues were identified. Mining crews have returned underground with regular ore production and milling expected to recommence on Friday, June 29, 2018.

About Americas Silver Corporation

Americas Silver is a silver-mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company holds an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, repairs to the No. 3 hoist, the realization of exploration, operational and development plans, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti
President and CEO
416‐848‐9503